

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

Via U.S. Mail

Mr. Carl C. Icahn
c/o Icahn Capital L.P.
767 5th Avenue, 47th Floor
New York, NY 10153

> **Re:** **Mentor Graphics Corporation**
> **Definitive Additional Proxy Soliciting Materials**
> **Filed on March 31, 2011 by High River Limited Partnership and others**
> **File No. 001-34795**

Dear Mr. Icahn:

We have reviewed your filing and have the following comments.

General

1.   Please avoid issuing statements in your definitive additional soliciting material that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct of the company's management without factual foundation. Disclose the factual foundation for any such assertions, if available, or delete the statements as they often imply that the board breached its fiduciary duties. We note in particular the following statements (emphasis added):

- "the shareholders will see and understand the <u>cynical</u> nature of your acts;"
- "failed to mention the <u>poisonous</u> 'make-whole' provision of this offer;"
- "when you announced this <u>absurd</u> offering;" and
- "this Board is willing to engage in <u>inappropriate</u> defensive transactions in an attempt to <u>thwart</u> a sale of the company."

Please revise as appropriate.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (503) 224-0155
        Mary Ann Frantz, P.C.
        Miller Nash LLP